Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

	For the Years Ended December 31,
	2008	2009	2010	2011	2012	2013
Earnings:
Income before income taxes	$243,334	$280,285	$150,370	$307,428	$327,133	$401,876
Add: fixed charges	14,285	19,430	43,578	36,153	29,097	24,931
Earnings	$257,619	$299,715	$193,948	$343,581	$356,230	$426,807
Fixed Charges:
Interest expense[1]	$14,219	$19,357	$43,529	$36,102	$29,036	$24,871
Estimated interest portion of rent expense[2]	66	73	49	51	61	60
Fixed charges	$14,285	19,430	$43,578	$36,153	$29,097	$24,931
Ratio of earnings to fixed charges	18.03	15.43	4.45	9.50	12.24	17.12
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.